Exhibit 8.2

競天公誠津師事務所

JINGTIAN & GONGCHENG

34th Floor, Tower 3, China Central Place

77 Jianguo Road, Chaoyang District, Beijing 100025

To: Haneberg Hurlbert PLC	August 22, 2024

Dear Sir/Madam,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of issuing this opinion, excluding Hong Kong Special Administration Region, Macau Special Administration Region and Taiwan) and as such are qualified to issue this legal opinion (the “Opinion” with respect to all laws, regulations, statutes, rules, decrees, guidelines, notices, and judicial interpretations and other legislations of the PRC currently in force and publicly available as of the date hereof (hereinafter referred to as the “PRC Laws”).

We are acting as Hitek Global, Inc. (the “Company”) and the PRC Entities’ (hereinafter defined) PRC legal counsel as to the PRC laws in connection with the Registration Statement on Form F-3 filing by the Company as set forth in the Company’s registration statement on Form F-3 (the “Registration Statement”), to be filed by the Company with the Securities and Exchange Commission(the “SEC ”).

In addition to the terms defined in the context of this opinion, the following capitalized terms used in this opinion shall have the meanings ascribed to them as follows:

“M&A Rules”	means the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was issued by six PRC regulatory agencies, namely, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Securities Regulatory Commission (the “CSRC”)and the State Administration for Foreign Exchange, on August 8, 2006 and became effective on September 8, 2006, as amended by the Ministry of Commerce on June 22, 2009.

“Trial Measures and Circular”	means the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, and the set of regulations consisting of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five supporting guidelines, issued by the CSRC, which came into effect on March 31, 2023.

“PRC Entities”	means the PRC Subsidiary, Subsidiary of the PRC Subsidiary, the Variable Interest Entity and Subsidiaries of Variable Interest Entity collectively.

“PRC Subsidiary”	means Tian Dahai (Xiamen) Information Technology Co., Ltd. (天达海(厦门)信息技术有限责任公司).

“Subsidiary of the PRC Subsidiary”	means Xiamen Haitian Weilai Technology Co., Ltd. (厦门海天未来科技有限公司)

“Subsidiaries of Variable Interest Entity”	means Xiamen Huasheng HiTek Computer Network Co., Ltd. (厦门华盛海天计算机网络有限公司) and Huoerguosi Hengda Information Technology Co., Ltd.(霍尔果斯亨达信息技术有限公司).

“Variable Interest Entity”	means Xiamen Hengda HiTek Computer Network Co., Ltd. (厦门市亨达海天计算机网络有限公司)

“VIE Agreements”	means the agreements listed in SCHEDULE I hereto.

For the purpose of giving this opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of corporate records, agreements, documents and other instruments provided to us and such other documents or certificates issued by governmental authorities or representations made by officials of government authorities or other public organizations and by officers or representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

In rendering the opinions expressed below, we have assumed:

(a)	the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(b)	the truthfulness, accuracy and completeness of all corporate minutes, resolutions and documents of or in connection with the PRC Entities as they were presented to us;

(c)	that the documents and the corporate minutes and resolutions which have been presented to us remain in full force and effect as of the date hereof and have not been revoked, amended, varied or supplemented, except as noted therein;

(d)	in response to our due diligence inquiries, requests and investigation for the purpose of this opinion, all the relevant information and materials that have been provided to us by the Company and the PRC Entities, including all factual statements in the documents and all other factual information provided to us by the Company and the PRC Entities, and the statements made by the Company, the PRC Entities and relevant government officials, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company and/or other relevant entities and/or upon representations made by such persons in the course of our inquiry and consultation;

(e)	that all parties to the documents provided to us in connection with the Opinion, other than the PRC Entities, have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations there under; and

(f)	with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

In giving the Opinion, we have assumed and have not verified the accuracy as to financial or auditing matters of each document we have reviewed, and have relied upon opinions or reports issued by overseas legal advisers, auditors and reporting accountants of the Company. For the avoidance of doubt, we render no opinion as to and are not responsible for: (a) tax structuring or other tax matters; (b) financial, appraisal or accounting matters; and (c) review of technical or environmental issues.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that, as of the date hereof, so far as PRC Laws are concerned:

1.	Each of the PRC Entities has been duly organized and is validly existing as a limited liability company with full legal person status under the PRC Laws. The business license and articles of association of each of the PRC Entities comply with the requirements of the PRC Laws and are in full force and effect. The PRC Entities are in good standing in the PRC.

2.	Based on our understanding of the current PRC Laws, (i) the ownership structures of the PRC Entities, both currently and immediately after giving effect to the Offering, do not and will not contravene any applicable PRC Laws currently in effect; and (ii) the arrangements among the PRC Subsidiary, the Variable Interest Entity and its shareholder(s) pursuant to the VIE Agreements set forth in SCHEDULE I governed by PRC Laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC Laws currently in effect, and will not contravene any PRC Laws currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC Laws and future PRC laws and regulations, and there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from our opinion stated above.

3.	On February 17, 2023, the CSRC released the Trial Measures and Circular, which came into effect on March 31, 2023. The Trial Measures and Circular refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Under the Trial Measures and Circular, PRC domestic companies are required to file their overseas offering and listing with the CSRC under certain conditions. Based on our understanding of the Trial Measures and Circular, the Offering is expected to be considered a follow-on offering, PRC domestic company should submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. The Trial Measures and Circular stipulates the legal consequences for breaches, including failure to fulfill filing obligations or engaging in fraudulent filing behavior, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market.

4.	The M&A Rules, among other things, purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests held by such PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as the Offering are subject to the CSRC approval procedures under the M&A Rules. Based on our understanding of the current PRC Laws, a prior approval from the CSRC is not required under the M&A Rules for this Offering, because, among other things, (A) the PRC Subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules; and (B) no explicit provision in the M&A Rules classifies the respective contractual arrangements among the PRC Subsidiary, the Variable Interest Entity and its shareholders as a type of acquisition transaction falling under the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

5.	Pursuant to the PRC Cybersecurity Law, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Pursuant to the CAC Revised Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. Based on our understanding of the current PRC Laws, PRC Entities are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Cybersecurity Review Measures, because (i) PRC Entities are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this legal opinion, PRC Entities have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on PRC Entities’ daily business operation, the ability to accept foreign investments.

The foregoing Opinion is further subject to the following qualifications:

(a)	This Opinion relates only to PRC Laws and we express no opinion as to any laws other than PRC Laws. There is no guarantee that any of such PRC Laws will not be changed, amended, replaced or revoked in the immediate future or in the longer term with or without retroactive effect.

(b)	This Opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

(c)	This Opinion is provided solely to you for the purposes hereof only, and may not be relied upon by any other persons or corporate entities or used, circulated, quoted or otherwise referred to for any other purpose with out our prior written consent.

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(No text, Signature Page of Closing PRC Legal Opinion)

Yours faithfully,

/s/ Jingtian & Gongcheng
Jingtian & Gongcheng

SCHEDULEI

List of VIE Agreements

1.	Exclusive Technical Consulting and Service Agreement entered into by Tian Dahai (Xiamen) Information Technology Co., Ltd. and Xiamen Hengda HiTek Computer Network Co., Ltd. dated as of March 31, 2018.

2.	Exclusive Equity Interests Purchase Agreement entered into by Tian Dahai (Xiamen) Information Technology Co., Ltd., Xiamen Hengda HiTek Computer Network Co., Ltd. and its shareholders dated as of March 31, 2018.

3.	Equity Interest Pledge Agreement entered into by Tian Dahai (Xiamen) Information Technology Co., Ltd., Xiamen Hengda HiTek Computer Network Co., Ltd. and its shareholders dated as of March 31, 2018.

4.	Power of Attorney separately signed by each shareholders of Xiamen Hengda HiTek Computer Network Co., Ltd. as of March 31, 2018.